Filed pursuant to Rule 433
Registration No. 333-185049

Issuer Free Writing Prospectus
Dated April 18, 2013

The Bank of Nova Scotia

U.S.$1,250,000,000 1.450% Senior Notes Due 2018

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U.S.$1,250,000,000 1.450% Senior Notes due 2018

Issuer:	The Bank of Nova Scotia (the “Bank”)
Title of Securities:	1.450% Senior Notes due 2018
Aggregate Principal Amount Offered:	U.S.$1,250,000,000
Maturity Date:	April 25, 2018
Price to Public:	99.784% of the principal amount of the Securities
Underwriters’ Fee:	0.350%
Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$1,242,925,000
Coupon (Interest Rate):	1.450%
Re-offer Yield:	1.495%
Spread to Benchmark Treasury:	T + 80 basis points
Benchmark Treasury:	0.750% due March 31, 2018
Benchmark Treasury Yield:	0.695%
Interest Payment Dates:	April 25 and October 25 of each year, commencing on October 25, 2013
Day Count Convention:	30/360; Following, Unadjusted
Trade Date:	April 18, 2013
Settlement Date:	April 25, 2013 (T+5)
CUSIP / ISIN:	064159BZ8 / US064159BZ86
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Underwriters:
Underwriter	Principal Amount of Senior Notes due 2018 to Be Purchased
Citigroup Global Markets Inc.	U.S.$	275,000,000
Scotia Capital (USA) Inc.	275,000,000
Barclays Capital Inc.	200,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	187,500,000
J.P. Morgan Securities LLC	162,500,000
Deutsche Bank Securities Inc.	25,000,000
Goldman, Sachs & Co.	25,000,000
HSBC Securities (USA) Inc.	25,000,000
Morgan Stanley & Co. LLC	25,000,000
RBS Securities Inc.	12,500,000
Standard Chartered Bank	12,500,000
UBS Securities LLC	12,500,000
Wells Fargo Securities, LLC	12,500,000
Total	U.S.$	1,250,000,000

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The Bank has filed a registration statement (File No. 333-185049) (including a base shelf prospectus dated December 28, 2012) and a preliminary prospectus supplement dated April 18, 2013 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Citigroup Global Markets Inc. at 1-800-831-9146, Scotia Capital (USA) Inc. at 1-800-372-3930, Barclays Capital Inc. at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or J.P. Morgan Securities LLC at 1-212-834-4533.

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